UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Active Power, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00504w100

(CUSIP Number)

September 29, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00504w100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PowerShares Exchange-Traded Fund Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,469,427

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,469,427

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,469,427

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.95%

12.	Type of Reporting Person (See Instructions) IV

Item 1.
	(a)	Name of Issuer Active Power, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2128 W. Braker Lane, BK12, Austin, Texas.

Item 2.
	(a)	Name of Person Filing PowerShares Capital Management, an Investment Adviser of the filing entities.
	(b)	Address of Principal Business Office or, if none, Residence 301 West Roosevelt Road, Wheaton, Illinois 60187
	(c)	Citizenship Incorporated by reference to Item 4 of the cover page.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share.
	(e)	CUSIP Number 00504w100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
PowerShares Exchange-Traded Fund Trust is an investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4.	Ownership
The ownership information as of September 29, 2006 has been incorporated by reference to Items 5-11 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POWERSHARES CAPITAL MANAGEMENT LLC

October 10, 2006
Date
/S/ John W. Southard
Signature
John W. Southard Managing Director
Name/Title